

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Joseph Moscato
Chief Executive Officer
NuGenerex Immuno-Oncology, Inc.
10102 USA Today Way
Miramar, FL 33025

> **Re: NuGenerex Immuno-Oncology, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed March 12, 2020**
> **File No. 000-56153**

Dear Mr. Moscato:

We issued comments on the above captioned filing on April 8, 2020. On May 5, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Wofford, Esq.